# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Galiano Gold Inc., CIK 0001377757
CUSIP: 36352H100
Title of class of securities: Common
Address of issuer's principal executive offices: 680 - 1066 WEST HASTINGS STREET, VANCOUVER, British Columbia Canada (A1), V6E 3X2
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000814375

## Reporting persons
- DONALD SMITH & CO., INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 2,390,116; shared voting power 24,299,182; sole dispositive power 25,339,341; shared dispositive power 25,708,407; aggregate amount beneficially owned 25,708,407 (10% of the class)
- DSCO Value Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 223,590; shared voting power 24,299,182; sole dispositive power 223,590; shared dispositive power 25,708,407; aggregate amount beneficially owned 25,708,407 (10% of the class)
- Jon Hartsel: type of reporting person: individual (IN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 129,476; shared voting power 24,299,182; sole dispositive power 129,476; shared dispositive power 25,708,407; aggregate amount beneficially owned 25,708,407 (10% of the class)
- John Piermont: type of reporting person: individual (IN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 16,000; shared voting power 24,299,182; sole dispositive power 16,000; shared dispositive power 25,708,407; aggregate amount beneficially owned 25,708,407 (10% of the class)

## Item 1. Issuer
Name of issuer: Galiano Gold Inc.
Address of issuer's principal executive offices: 680 - 1066 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6E 3X2.

## Item 2. Person Filing
Name of person filing: Donald Smith & Co., Inc.
Address of principal business office or, if none, residence:
152 West 57th Street
29th Floor
New York, NY 10019
Citizenship: A Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: 25,708,407
Percent of class: Percent of class: 10.00%
Sole power to vote or to direct the vote:
SOLE POWER TO VOTE:
Donald Smith & Co., Inc. 23,930,116
DSCO Value Fund, L.P. 223,590
Jon Hartsel 129,476
John Piermont 16,000
Shared power to vote or to direct the vote: SHARED POWER TO VOTE: SEE ITEM 6
Sole power to dispose or to direct the disposition:
SOLE POWER TO DISPOSE:
Donald Smith & Co., Inc. 25,339,341
DSCO Value Fund, L.P. 223,590
Jon Hartsel 129,476
John Piermont 16,000
Shared power to dispose or to direct the disposition: 25,708,407

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
1. Donald Smith & Co., Inc. does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client?s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the institutional clients which Donald Smith & Co., Inc. serves as investment advisor. Any and all discretionary authority which has been delegated to Donald Smith & Co., Inc. may be revoked in whole or in part at any time.

To the knowledge of Donald Smith & Co., Inc., with respect to all securities reported in this schedule owned by advisory clients of Donald Smith & Co., Inc., not more than 5% of the class of such securities is owned by any one client.

2. With respect to the remaining securities owned, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Galiano Gold, Inc. No one persons interest in the Common Stock of Galiano Gold, Inc is more than five percent of the total outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Donald Smith & Co., Inc. IA
DSCO Value Fund, L.P. PN
Jon Hartsel IN
John Piermont IN

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DONALD SMITH & CO., INC.: Richard Greenberg, CEO and Co-CIO (02/13/2025)
- DSCO Value Fund, L.P.: Richard Greenberg, CEO and CO-CIO (02/13/2025)
- Jon Hartsel: Richard Greenberg, CEO and Co-CIO (02/13/2025)
- John Piermont: Richard Greenberg, CEO and CO-CIO (02/13/2025)
Comment: The undersigned persons, on January 22, 2025,
agree and consent to the joint filing on their behalf of this
Schedule 13G in connection with their beneficial ownership
of the Common Stock of Galiano Gold, Inc. at
December 31, 2024.

Donald Smith & Co., Inc.

By /s/ Richard L. Greenberg
Richard L. Greenberg
CEO & Co-CIO
Duly authorized by and on behalf of Donald Smith & Co., Inc.

DSCO Value Fund, L.P.

By /s/ Richard L. Greenberg
Richard L. Greenberg
CEO & Co-CIO
Duly authorized by and on behalf of DSCO Value Fund, L.P

Jon Hartsel

By /s/ Richard L. Greenberg
Richard L. Greenberg
CEO & Co-CIO
Duly authorized by and on behalf of Jon Hartsel

John Piermont

By /s/ Richard L. Greenberg
Richard L. Greenberg
CEO & Co-CIO
Duly authorized by and on behalf of John Piermont